UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA announces Second Quarter 2016

Operational and Financial Results

Monterrey, Mexico, July 25, 2016— Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), today reported its unaudited, consolidated results for the second quarter of 2016 (2Q16).[1]

Second quarter 2016 summary

OMA generated solid results in the second quarter of 2016. The sum of aeronautical and non-aeronautical revenues rose 26.4%, as a result of initiatives to develop passenger traffic, optimize tariffs, improve commercial services, and strengthen diversification activities. Adjusted EBITDA rose 36.8% with an Adjusted EBITDA margin of 62.5%. Operating income rose 46.3% and net income increased 60.2%.

1 Unless otherwise stated, all references are to the second quarter of 2016 (2Q16), and all percentage changes are with respect to the same period of the prior year. The exchange rates used to convert foreign currency amounts were Ps. 18.3207 per U.S. dollar as of June 30, 2016 and Ps. 15.4816 per U.S. dollar as of June 30, 2015.

The principal results of the second quarter include:

▪	Total terminal passenger traffic increased 8.7% to 4.5 million in 2Q16. Domestic traffic increased 10.4%, while international traffic decreased 2.3%. The Monterrey, Ciudad Juárez, Culiacán, Durango, and Chihuahua airports had the most growth.
▪	Eleven new routes opened in the quarter, including nine domestic and two international routes.
▪	Aeronautical revenues increased 27.0%, principally as a result of the growth in passenger traffic and an increase in specific tariffs.
▪	Aeronautical revenues per passenger increased 16.8% to Ps. 210.4.
▪	Non-aeronautical revenues increased 24.5%, as a result of diversification initiatives and the continuous improvement in commercial services.
▪	Non-aeronautical revenues per passenger increased 14.5% to Ps. 74.3.
▪	Total operating costs and expenses increased 3.6%, below the rate of revenue growth.
▪	Adjusted EBITDA[2] increased 36.8% to Ps. 808 million. The Adjusted EBITDA margin reached 62.5%, up 478 basis points.
▪	Consolidated net income increased 60.9% to Ps. 446 million. Earnings were Ps. 1.13 per share, or US$ 0.49 per American Depositary Share (ADS).
▪	Total investment expenditures, including MDP investments and strategic investments, were Ps. 142 million.

2 Adjusted EBITDA excludes the non-cash maintenance provision, construction revenue, and construction expense. OMA provides a full reconciliation of Adjusted EBITDA in the corresponding section of this report; see also the Notes to the Financial Information.

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2Q16 Operating Results

Passenger Traffic, Flight Operations, and Cargo Volumes

The total number of flight operations (takeoffs and landings) increased 3.5% to 88,838 operations. Domestic flight operations increased 4.9%, and international operations decreased 5.6%.

Total passenger traffic increased 8.7% (+364,875 passengers). Of total passenger traffic, 88.0% was domestic, and 12.0% was international. Commercial aviation accounted for 98.1% of passenger traffic. Monterrey generated 49.8% of passenger traffic, Culiacán 9.0%, and Chihuahua 6.6%.

Domestic passenger traffic increased 10.4% (+377,661 passengers). Ten airports recorded growth, with the largest increases in: Monterrey (+7.6%; +136,923 passengers), as a result of increased traffic on the Tijuana and Mexico City routes; Ciudad Juárez (+30.6%; +63,177), as a result of increased traffic on the Mexico City route; Culiacán (+16.5%; +57,260), as a result of increased traffic on the Tijuana route; Durango (+49.7%; +32,716), as a result of increased traffic on the Mexico City and Tijuana routes; and Chihuahua (+13.0%; +31,541), as a result of increased traffic on the Mexico City and Monterrey routes.

Nine domestic routes opened during the quarter, and none closed.

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International passenger traffic decreased 2.3%. Seven airports increased international traffic. Durango (+93.9%; +4,568 passengers) had the largest increase as a result of traffic growth on its Chicago route. Monterrey (-6.1%, -19,906) had the largest decrease, principally because of reductions on the Dallas and Las Vegas routes.

During the quarter, two international routes opened, and two routes closed.

See Annex Table 1 for more detail on passenger traffic by airport.

Air cargo volumes decreased 1.1%. Of total air cargo volume, 65.0% was domestic and 35.0% was international.

Commercial Operations

The continuous improvement in the commercial and services offerings and the implementation of OMA’s commercial strategy resulted in the opening of 13 commercial spaces or initiatives in 2Q16, including retail stores, financial services, car rental, and a restaurant. The commercial space occupancy rate was 97.5% in 2Q16.

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Hotel Services

•	NH Collection Terminal 2 Hotel had a 77.7% occupancy rate, with a 10.8% increase in the average room rate to Ps. 2,117 per night. Revenues increased 7.0% to Ps. 56 million.
•	Hilton Garden Inn had a 77.0% occupancy rate, with an average room rate of Ps. 1,964. Revenues reached Ps. 22 million.

Industrial Services

OMA VYNMSA Aero Industrial Park: With the delivery of the first 5,000 m2 warehouse in May, with a 2,400 m2 addition in process, this line of business started generating revenues, which were Ps. 1.0 million over two months.

Consolidated Financial Results

Revenues

Aeronautical revenues increased 27.0% to Ps. 955 million, principally as a result of passenger volume increases and increases in specific tariffs, as well as the depreciation of the peso against the U.S. dollar. Revenue from domestic passenger charges increased 27.9%, revenue from international passenger charges increased 29.9%, and other aeronautical services revenue increased 20.9%.

Monterrey contributed 45.2% of aeronautical revenues, Culiacán 7.5%, Chihuahua 7.2%, and Mazatlán 6.6%.

Aeronautical revenue per passenger was Ps. 210.4, an increase of 16.8%.

Non-aeronautical revenues increased 24.5% to Ps. 337 million, and represented 26.1% of the sum of aeronautical and non-aeronautical revenues. The increase reflected principally the expansion of diversification activities.

Non-aeronautical revenues per passenger increased 14.5% to Ps. 74.3. Non-aeronautical revenues per passenger, excluding diversification activities, were Ps. 49.2.

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Commercial activities contributed an incremental Ps. 27 million (+18.6%). The line items that had the largest variations were:

▪	Advertising revenues (+30.0%; +Ps. 8 million), as a result of the start of the contract with a new operator.
▪	Restaurants (+32.6%; +Ps. 5 million), principally as a result of increased participation revenues from the effect of higher passenger volumes and openings since 2Q15, including one new restaurant in 2Q16.
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▪	Car rental (+36.7%; +Ps. 5 million) as a result of increased participation revenues and two new contracts in the Zihuatanejo airport.
▪	Revenue from retailers (+26.5%; +Ps. 5 million), as a result of increased passenger traffic, new stores, and changes in the mix of stores since 2Q15, including five new stores in 2Q16.

Diversification activities contributed an additional Ps. 33 million (+40.1%). The most important contributions came from hotel services (+48.7%; +Ps. 25 million) and OMA Carga (+19.2%; +Ps. 5 million).

Complementary activities generated an increase of Ps. 7 million (+15.4%), principally because of higher revenues from checked baggage screening.

Construction revenues were Ps. 47 million and represent the value of improvements to concession assets made during the quarter. They are equal to construction costs recognized, and generate neither a gain nor a loss. (See Notes to the Financial Information.)

Total revenues, including construction revenues, increased 21.0% to Ps. 1,339 million in 2Q16.

Costs and Operating Expenses

The total cost of airport services and general and administrative expenses, excluding those related to the hotels and industrial park, increased 11.7%, largely because of an increase in minor maintenance, as a result of the timing of the execution of these works. Over the first six months of 2016, the increase in this line item was 4.2%.

Hotel costs and expenses rose Ps. 14 million, principally as a result of expenses for the Hilton Garden Inn hotel, which was not operating in 2Q15.

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The maintenance provision was unchanged from 2Q15. The balance of the maintenance provision as of June 30, 2016 was Ps. 678 million, compared to Ps. 604 million at the end of 2015.

Construction costs are equal to construction revenues and generate neither gains nor losses.

The airport concession tax increased 17.9% as a result of the growth in revenues.

The technical assistance fee decreased 17.0% to Ps. 21 million, as a result of the decrease in the rate payable based on EBITDA. (See Notes to the Financial Information for the calculation base).

As a result of the foregoing, total operating costs and expenses increased 3.6% to Ps. 679 million.

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Adjusted EBITDA and Operating Income

As a result of the Company’s continuing initiatives to increase revenues and control costs and expenses, Adjusted EBITDA increased 36.8% to Ps. 808 million. The Adjusted EBITDA margin rose 478 basis points to 62.5%. (See Notes to the Financial Information for additional discussion of Adjusted EBITDA.)

Operating income rose 46.2% to Ps. 660 million, with an operating margin of 49.3%.

Financing Expense

Financing expense decreased to Ps. 32 million. This was the result of an exchange gain, as compared to a loss in 2Q15.

Taxes

Taxes were Ps. 183 million. Cash tax payments increased to Ps. 144 million as a result of an increase in the taxable base. The effective tax rate was 29.1%.

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Net Income

Consolidated net income increased 60.9% to Ps. 446 million.

Earnings per share, based on net income of the controlling interest, were Ps. 1.13, or US$0.49 per ADS. Each ADS represents eight Series B shares. (See Annex Table 3.)

MDP and Strategic Investment Expenditures

Total 2Q16 investment expenditures for MDP projects and strategic investments[3] were Ps. 142 million. Strategic investments were Ps. 85 million. Expenditures under the MDP were Ps. 47 million in improvements to concessioned assets, Ps. 9 million were applied to the maintenance provision, and Ps. 1 million was for other non-capitalized concepts.

The MDP investment commitment for 2016 in the 13 airports is Ps. 1,352 million. [4] As of the end of the second quarter, 30% of this had been contracted.

The most important investment expenditures included:

3 The amounts for MDP and strategic investments include works, services, and paid and unpaid acquisitions; the latter are included in accounts payable for the period.

4 In Pesos of December 31, 2015 purchasing power.

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Debt

As of June 30, 2016, total debt was Ps. 4,699 million and net debt was Ps. 2,782 million. The ratio of net debt to Adjusted EBITDA was 0.98. Of total debt, 95% was denominated in Mexican pesos, and 5% in U.S. dollars.

Derivative Financial Instruments

As of the date of this report, OMA has no derivatives exposure.

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Cash Flow Statement

For the first six months of 2016, operating activities generated cash of Ps. 897 million, a decrease compared to the same period of 2015, as a result of an increase in accounts receivable and taxes paid.

Investing activities used cash of Ps. 120 million. The most important line items were Ps. 101 million in land, property, plant, machinery and equipment, Ps. 46 million for improvements to concessioned assets, and Ps. 8 million for other assets. On the other hand, interest income generated cash of Ps. 35 million.

Financing activities generated an outflow of Ps. 1,526 million. The most important item was payment of an annual dividend of Ps. 1,400 million.

Cash decreased Ps. 749 million in the first six months of 2016. The balance of cash and cash equivalents was Ps. 1,916 million as of June 30, 2016. (See Annex Table 4).

Material and Subsequent Events

Start of Construction of the new Acapulco Airport Terminal: On July 13, 2016, the inauguration ceremony for the construction of the new terminal took place; the total estimated investment is Ps. 547 million, to be executed over 20 months.

Expansion and Remodeling of the Zihuatanejo Terminal building: On July 14, 2016, work started on the 2,934 m2 expansion and remodeling of the terminal building.

Torreón Airport Aerodrome Certification: On June 14, 2016 the Torreon Airport received the “Civil Aerodrome Certification” from the Ministry of Communications and Transportation (SCT), through the Directorate of Civil Aviation (DGAC).

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Revised 2016 Outlook

As a result of the increase in traffic volumes in the first six months of 2016 above the levels expected, and taking into account the optimization of specific aeronautical tariffs at the Group’s airport, OMA is revising its outlook for 2016.

OMA estimates that total passenger traffic growth for 2016 will be between 8% and 10% (previously 6% to 8%). The growth in aeronautical revenues is estimated to be between 24% and 26% (previously 22% to 24%), and non-aeronautical revenues are expected to increase between 17% and 19% (previously 13% to 15%).

The Adjusted EBITDA margin is expected to be between 61% and 63% (previously 60% to 62%).

Estimated MDP cash investment expenditures for 2016 are unchanged, and are expected to be in the range of Ps. 1,500 to 1,700 million. In addition, cash strategic investment expenditures, principally for diversification projects, are expected to be in the range of Ps. 150 to 250 million (unchanged).

OMA is providing this outlook based on internal estimates. A number of factors could have a significant effect on these estimates. These include changes in airline expansion plans, ticket prices and other factors affecting traffic volumes, the evolution of commercial and diversification projects, and economic conditions including oil prices, among others. OMA can provide no assurance that the Company will achieve these results.

OMA (NASDAQ: OMAB; BMV: OMA) will hold its 2Q16 earnings conference call on July 26, 2016 at 11 am Eastern time, 10 am Mexico City time.

The conference call is accessible by calling 1-888-452-4023 toll-free from the U.S. or 1-719-325-2308 from outside the U.S. The conference ID is 5092814. A taped replay will be available through

August 2, 2016 at 1-877-870-5176 toll free or + 1-858-384-5517, using the same ID.

The conference call will also be available by webcast at http://ir.oma.aero/events.cfm.

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Annex Table 1

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Annex Table 2

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Annex Table 3

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Annex Table 4

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Annex Table 5

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Annex Table 6

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Annex Table 7

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Notes to the Financial Information

Financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and presented in accordance with IAS 34 “Interim Financial Reporting.”

Adjusted EBITDA: OMA defines Adjusted EBITDA as EBITDA less construction revenue plus construction expense and maintenance provision. Construction revenue and construction cost do not affect cash flow generation and the maintenance provision corresponds to capital investments. Adjusted EBITDA should be not considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity, or as an alternative to EBITDA.

Adjusted EBITDA margin: OMA calculates this margin as Adjusted EBITDA divided by the sum of aeronautical revenue and non-aeronautical revenue.

Aeronautical revenues: are revenues from rate-regulated services. These include revenue from airport services, regulated leases, and access fees from third parties to provide complementary and ground transportation services. Airport service revenues include principally departing domestic and international passenger charges (TUA), landing fees, aircraft parking charges, passenger and carry-on baggage screening, and use of passenger jetways, among others. Revenue from fourth party access fees to provide complementary services include revenue sharing for ramp services, aircraft towing, water loading and unloading, cabin cleaning, electricity supply, catering, security, and aircraft maintenance, among others. Revenues from regulated leases include principally rental to airlines of office space, hangars, and check-in and ticket sales counters. Revenues from access charges for providers of ground transportation services include charges for taxis and buses.

Airport Concession Tax (DUAC): This tax, the Derecho de Uso de Activos Concesionados, is equal to 5% of gross revenues, in accordance with the Federal Royalties Law.

American Depositary Shares (ADS): Securities issued by a U.S. depositary institution representing ownership interests in the deposited securities of non-U.S. companies. Each OMA ADS represents eight Series B shares.

Capital expenditures, Capex: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties.

Cargo unit: equivalent to 100 kg of cargo.

Checked Baggage Screening: During 2012, OMA began to operate checked baggage screening in its 13 airports in order to increase airport security and in compliance with the requirements of the Civil Aviation General Directorate (DGAC). This screening uses the latest technology and is designed to detect explosives in checked baggage. The cost of maintenance of the screening equipment is considered a regulated activity and will be recovered through the maximum rates, while the operational aspects are assessed as a non-regulated service charge. In accordance with the Civil Aviation Law and the regulations issued by the DGAC, the primary responsibility for damages and losses resulting from checked baggage lies with the airline. Notwithstanding the foregoing, OMA may be found jointly liable with the airline through a legal proceeding if and when all of the following elements are proven: a) occurrence of an illegal act, b) caused by the willful misconduct or bad faith of our subsidiary OMA Servicios Complementarios

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del Centro Norte, S.A. de C.V., and c) related to or occurring during the baggage screening undertaken by OMA Servicios Complementarios del Centro Norte, S.A. de C.V.

Construction revenue, construction cost: IFRIC 12 “Service Concession Arrangements” addresses how service concession operators should apply existing International Financial Reporting Standards (IFRSs) to account for the obligations they undertake and rights they receive in service concession arrangements. The concession contracts for each of OMA’s airport subsidiaries establishes that the concessionaire is obligated to carry out construction or improvements to the infrastructure transferred in exchange for the rights over the concession granted by the Federal Government. The latter will receive all the assets at the end of the concession period. As a result the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets. The amount of the revenues and costs so recognized should be the price that the concessionaire pays or would pay in an arm’s length transaction for the execution of the works or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The change does not affect operating income, net income, or EBITDA, but does affect calculations of margins based on total revenues.

Earnings per share and ADS: use the weighted average of shares or ADS outstanding for each period, excluding Treasury shares from the operation of the share purchase program.

EBITDA: For the purposes of this report, OMA defines EBITDA as net income minus net comprehensive financing income, taxes, and depreciation and amortization. EBITDA should be not considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. However, it should be noted that EBITDA is not defined under IFRS, and may be calculated differently by different companies.

Employee Benefits: IFRS 19 (modified) “Employee Benefits” requires that cumulative actuarial gains and losses from pension obligations be recognized immediately in comprehensive income. These gains and losses arise from the actuarial estimates used for calculating pension liabilities as of the date of the financial statements.

IAS 34 “Interim Financial Reporting”: This norm establishes the minimum content that interim financial statements should include, as well as the criteria for the formulation of the financial statements.

International Financial Reporting Standards (IFRS): Financial statements and other information are presented in accordance with IFRS and their Interpretations. The financial statements for the year ended December 31, 2010 were the last statements prepared in accordance with Mexican Financial Reporting Standards.

Major Maintenance Provision: represents the obligation for future disbursements resulting from wear and tear or deterioration of the concessioned assets used in operations including: runways, platforms, taxiways, and terminal buildings. The provision is increased periodically for the wear and tear to the concessioned assets and the Company’s estimates of the disbursements it needs to make. The use of the provision corresponds to the outflows made for the conservation of these operational assets.

Master Development Plan (MDP): The investment plan agreed to with the government every five years, under the terms of the concession agreement. These include capital investments and maintenance for aeronautical activities, and exclude commercial and other non-aeronautical investments. The investment horizon is 15 years, of which the next five years are committed investments.

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Maximum Rate System: The Ministry of Communications and Transportation (SCT) regulates all our aeronautical revenues under a maximum rate system, which establishes the maximum amount of revenues per workload unit (one terminal passenger or 100kg of cargo) that may be earned by each airport each year from all regulated revenue sources. The concessionaire sets and registers the specific prices for services subject to regulation, which may be adjusted every nine months as long as the combined revenue from regulated services per workload unit at an airport does not exceed the maximum rate. The SCT reviews compliance with maximum rates on an annual basis after the close of each year.

NH Collection T2 hotel: The NH Collection hotel in Terminal 2 of the Mexico City International Airport.

Non-aeronautical revenues: are revenues that are not subject to rate regulation. These include revenues derived from commercial activities such as parking, advertising, car rentals, leasing of commercial space, freight management and handling, and other lease income, among others; diversification activities, such as the Hotel NH Terminal 2; and complementary activities, such as checked baggage screening.

Passengers: all references to passenger traffic volumes are to terminal passengers.

Passengers that pay passenger charges (TUA): Departing passengers, excluding connecting passengers, diplomats, and infants.

Passenger charges (TUA, Tarifa de Uso de Aeropuerto): are paid by departing passengers (excluding connecting passengers, diplomats, and infants). Rates are established for each airport and are different for domestic and international travel.

Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period. Balance sheet numbers are compared to the balances at the end of the prior year.

Strategic investments: refers only to those investments that are additional to those in the Master Development Plan.

Technical Assistance Fee: Until June 13, 2015, this fee was charged as the higher of US$3.0 million per year or 5% of EBITDA before technical assistance. With the signing of an Amendment to the Technical Assistance and Technology Transfer Agreement effective June 14, 2015, the annual fee is charged as the higher of US$ 3.0 million per year or 4% of EBITDA for the second three years and 3% for the final two years of the agreement. For the purposes of this calculation, consolidated EBITDA before technical assistance takes into account only the subsidiaries holding the airport concessions or that provide personnel services directly or indirectly to the airports.

Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Unaudited financials: financial statements are unaudited statements for the periods covered by the report.

Workload Unit: one terminal passenger or one cargo unit.

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This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s second largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit

• Webpage http://ir.oma.aero

• Twitter http://twitter.com/OMAeropuertos

• Facebook https://www.facebook.com/OMAeropuertos

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 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Vicsaly Torres Ruiz
Vicsaly Torres Ruiz
Chief Financial Officer

Date: July 26, 2016